                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                             ___________________

                                SCHEDULE 13D
                               (Rule 13d-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 1 )

                       Medicis Pharmaceutical Corporation
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                               (Name of Issuer)


                            Class A Common Stock
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                      (Title of Class of Securities)

                                 584690309
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                              (CUSIP Number)

                Mark A. Prygocki, Sr., Chief Financial Officer
              4343 East Camelback Road, Phoenix, Arizona  85018
                               (602)  808-8800
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 27, 1997
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             (Date of Event Which Requires Filing of This Statement)

	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following
box [   ].

	Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)
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SCHEDULE 13D

CUSIP No.   584690309

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Jonah Shacknai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [   ]
(b)  [ x ]

3	SEC USE ONLY

4	SOURCE OF FUND

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)	[   ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	SOLE VOTING POWER

2,082,285

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

566,226

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES	[ X ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON

IN

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Item 1.	Security and Issuer

This statement relates to the common stock, par value $.014 of Medicis Pharmaceutical Corporation ("Medicis"). The principal executive offices of which are located at: 4343 East Camelback Road, Suite 250, Phoenix, Arizona 85018.

Item 2.	Identity and Background

This statement is being filed by Jonah Shacknai, Chairman and Chief Executive Officer of Medicis, whose principal business office is located at 4343 East Camelback Road, Suite 250, Phoenix, Arizona 85018. During the last five years Mr. Shacknai has not: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws of finding any violation with respect to such laws. Mr. Shacknai is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Shacknai acquired from Medicis on or about January 27, 1997, through the exercise of incentive stock options granted by Medicis, 41,883 shares of Class A Common Stock at prices ranging from $2.89 to $4.39 using personal funds.
Mr. Shacknai also sold 100,000 shares of Medicis' Class A Common Stock at share prices ranging from $59.38 to $61.13 which were held in Mr. Shacknai's personal accounts.

Item 4.	Purpose of Transaction

Mr. Shacknai's acquisition and disposition of shares was for estate planning, portfolio diversification, and investment purposes. Mr. Shacknai has no immediate plans for the purchase or sale of Medicis common stock or for any actions enumerated in Item 4 of Form 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Shacknai beneficially owns 566,226 shares of Class A Common Stock of which 151,557 relates to shares of Class A Common Stock subject to options granted pursuant to Medicis stock plans and were exercisable as of February 1, 1997 or become exercisable within 60 days thereafter and 168,451 shares of Class B Common Stock which is convertible into Class A Common Stock at the discretion of the holder or approximately 5.9% of the outstanding shares of Medicis common stock.

(b) Mr. Shacknai has the sole power to vote 2,082,285 which includes 168,451 shares of Class B Common Stock which have super voting powers of 10 votes for every share owned and dispositive power of 566,266 shares of Medicis common stock.
                            (Page 3 of 4 Pages)
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(c)  Prior to this transaction, Mr. Shacknai has not transacted in Medicis common stock during the past 60 days.

(d)  None

(e)  Not applicable.


Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

No exhibits to be filed.


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 6, 1997
                                       ----------------------------------------
                                       Date

                                       /s/ Jonah Shacknai
                                       ----------------------------------------
                                       Signature

                                       Jonah Shacknai
                                       ----------------------------------------
                                       Chairman and Chief Executive Officer
                                       Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                          (Page 4 of 4 Pages)